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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period December 2005	File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

Final Short Form Prospectus.

2.

Decision Document

3.

Consents of Peter Tagliamonte, William Pearson, MLF Geotecnia, Joseph Milbourne, Micon International, B. Terrence Hennessey, Devpro Mining, AMEC Americas, Richard Adams, Cassels Brock & Blackwell LLP, Heenan Blaikie

4.

Auditors Consent

5.

News Release dated December 12, 2005

6.

News Release dated December 15, 2005

7.

News Release dated December 20, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F........ Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (9-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be publicly offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at 65 Queen Street West, Suite 810, Toronto, Ontario M5H 2M5, telephone (416) 861-5879. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at the above-mentioned address and telephone number.

The securities offered under this short form prospectus have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and, unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from registration under the U.S. Securities Act or applicable state securities laws, may not be offered or sold, directly or indirectly, within the United States of America or to U.S. persons. See “Plan of Distribution”.

SHORT FORM PROSPECTUS

New Issue

December 7, 2005

DESERT SUN MINING CORP.
$30,000,000

12,000,000 Units

This short form prospectus is being filed to qualify the distribution (the “Offering”) of 12,000,000 units (the “Units”) of Desert Sun Mining Corp. (“Desert Sun” or the “Corporation”) at a price of $2.50 per Unit (the “Offering Price”), each Unit consisting of one common share (a “Common Share”) in the capital of the Corporation and one-quarter of one share purchase warrant. Each whole share purchase warrant (a “Warrant”) will entitle the holder to purchase one Common Share at a price of $2.50 at any time before 5:00 p.m. (Toronto time) on November 20, 2008. The Units will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of November 30, 2005 (the “Underwriting Agreement”) between Desert Sun and Sprott Securities Inc., CIBC World Markets Inc., Canaccord Capital Corporation, GMP Securities L.P., Pacific International Securities Inc. and Salman Partners Inc. (collectively, the “Underwriters”).

The outstanding Common Shares and Warrants of Desert Sun are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DSM” and “DSM.WT”, respectively, and the Common Shares are also listed on the American Stock Exchange (“AMEX”) under the symbol “DEZ”. On November 25, 2005, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $2.65 and on AMEX was US$2.30 and the closing price of the Warrants on the TSX was $0.93. The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this prospectus and the Common Shares issuable upon exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before February 26, 2006. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX.

Price: $2.50 per Unit

	Price to the Public (1)	Underwriters’ Fee	Net Proceeds To the Corporation (2)

Per Unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$2.50	$0.15	42.35
Total (3). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$30,000,000	$1,800,000	$28,200,000

Notes:

(1)  The price per Unit was determined by negotiation between the Corporation and the Underwriters. Of the Offering Price, the Corporation will allocate $2.30 to each Common Share and $0.20 to each one-quarter of one Warrant comprised in each Unit.

(2)  After deducting the Underwriters’ fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $500,000, and which will be paid from the proceeds of the Offering.

(3)  The Corporation has granted the Underwriters an option (the “Underwriters’ Option”) to purchase up to an additional 4,000,000 Units at the Offering Price at any time prior to the closing of the Offering. In the event that the Underwriters’ Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation will be $40,000,000, $2,400,000 and $37,600,000, respectively. This short form prospectus qualifies the distribution of the Underwriters’ Option and the Units issuable upon exercise of the Underwriters’ Option.

An investment in the Common Shares and Warrants is subject to certain risks. Prospective investors should carefully consider the risk factors described in this short form prospectus under “Risk Factors”.

The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale if, as, and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by

Heenan Blaikie LLP. See “Legal Matters”. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about December 15, 2005, or such other date as may be agreed to by the Corporation and the Underwriters but in any event no later than December 30, 2005.

2

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS

3

DOCUMENTS INCORPORATED BY REFERENCE

4

ELIGIBILITY FOR INVESTMENT

4

NON-GAAP MEASURES

5

THE CORPORATION

6

RECENT DEVELOPMENTS

7

PLAN OF DISTRIBUTION

11

DESCRIPTION OF SECURITIES DISTRIBUTED

12

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

14

USE OF PROCEEDS

17

CONSOLIDATED CAPITALIZATION

17

RISK FACTORS

18

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

21

INTEREST OF EXPERTS

21

LEGAL MATTERS

21

AUDITORS, TRANSFER AGENT AND REGISTRAR

21

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

21

AUDITORS’ CONSENT

22

CERTIFICATE OF THE CORPORATION

C-1

CERTIFICATE OF THE UNDERWRITERS

C-2

FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated by reference herein, contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management’s expectations regarding Desert Sun’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “intend”, “could”, “would”, “might”, “budget”, “estimate” and similar or comparable words and expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to management. Such forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold or other metal production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates and are or may be based on assumptions and estimates related to future economic, market, political, social and other conditions.

Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Desert Sun cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus or in the case of documents incorporated by reference herein, as of the dates of such documents, and Desert Sun assumes no obligation to update or revise them to reflect new events or circumstances.

3

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)  renewal annual information form (“AIF”) of the Corporation dated March 30, 2005, for the year ended December 31, 2004, other than the documents specifically incorporated by reference in the AIF;

(b)  audited comparative consolidated financial statements of the Corporation as at and for the fiscal periods ended December 31, 2004 and August 31, 2003, together with the auditors’ report thereon and the notes thereto and management’s discussion and analysis in respect thereof;

(c)  unaudited interim consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2005, together with the notes thereto and management’s discussion and analysis in respect thereof;

(d)  management information circular dated March 7, 2005 prepared in connection with the annual and special meeting of shareholders of the Corporation held on April 20, 2005;

(e)  material change report dated January 19, 2005 relating to the results of a reconnaissance diamond drill program to test target areas in the northern portion of the Bahia Gold Belt in Northeastern Brazil;

(f)  material change report dated March 4, 2005 relating to an increase in the estimate of mineral reserves at the Jacobina mine;

(g)  material change report dated March 4, 2005 relating an offering of units of the Corporation for gross proceeds of $25 million; and

(h)  material change report dated November 28, 2005 relating to the Offering;

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares and Warrants, if issued on the date hereof, would not be precluded as investments under the following statutes:

4

Insurance Companies Act (Canada)	Trustee Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)	An Act respecting insurance (Quebec) for an
Loan and Trust Corporations Act (Alberta)	insurer, as defined therein, incorporated under the
Insurance Act (Alberta)	laws of the Province of Quebec, other than a
Employment Pension Plans Act (Alberta)	guarantee fund
Pension Benefits Standards Act (British Columbia)	An Act respecting trust companies and savings
Financial Institutions Act (British Columbia)	companies (Quebec) for a trust company, as
The Insurance Act (Manitoba)	defined therein, which invests its own funds and
The Trustee Act (Manitoba)	funds received as deposits and a savings
The Pension Benefits Act (Manitoba)	company (as defined therein) investing its
Pension Benefits Act (Nova Scotia)	funds
Trustee Act (Nova Scotia)	Supplemental Pension Plans Act (Quebec)
Pension Benefits Act (Ontario)	The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the ‘‘Tax Act’’), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Deferred Income Plan (as defined below) or registered education savings plan, or the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, “Deferred Income Plans”) and registered education savings plans.

NON-GAAP MEASURES

“Cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production. The measure, along with production, is considered to be a key indicator of a Corporation's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

The Corporation uses the financial measure "adjusted net earnings/(loss)" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings/(loss) presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings/(loss) is calculated as net earnings/(loss) excluding (a) non-cash stock-based compensation expense; (b) foreign exchange gain / (loss); and (c) future income tax expense (as applicable). The term "adjusted net earnings/(loss)" does not have a standardized meaning prescribed by GAAP and therefore the Corporation's definitions are unlikely to be comparable to similar measures presented by other companies. The Corporation's management believes that the presentation of adjusted net earnings/(loss) provides useful information to investors because it excludes non-cash charges and is a better indication of the Corporation's profitability from operations. The items excluded from the computation of adjusted net earnings/(loss), which are otherwise included in the determination of net earnings/(loss) prepared in accordance with GAAP, are items that the Corporation does not consider to be meaningful in evaluating the Corporation's past financial performance or its future prospects and may hinder any comparison of its period to period profitability.

5

THE CORPORATION

Overview

Desert Sun was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Corporation changed its name to Consolidated Fredonia Oil & Gas Ltd.

On February 20, 1986, the Corporation changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 11, 1991, the Corporation changed its name to Yellow Point Mining Corp. On August 26, 1994, the Corporation changed its name to Desert Sun Mining Corp. On March 20, 2003, the Corporation was continued under the Canada Business Corporations Act.

Desert Sun is a gold mining company, engaged in gold production and the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Corporation’s principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. Commercial production at the Jacobina gold project recommenced in July 2005. The Corporation is further developing the Jacobina property. See “Item 4 — Narrative Description of the Business — Mineral Properties” in the AIF.

Desert Sun’s principal executive and registered offices are located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5. The Common Shares and Warrants of the Corporation are listed and posted for trading on the TSX under the symbols “DSM” and “DSM.WT”, respectively. The Common Shares are also listed on the AMEX under the symbol “DEZ” and are quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol “DRT”.

Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of Desert Sun, their respective jurisdictions of incorporation and Desert Sun’s current voting and equity interest therein.

6

RECENT DEVELOPMENTS

Gold Production Recommenced at Jacobina

On July 14 2005, the Corporation announced that commercial gold production had been achieved at its reactivated Jacobina Mine. The Jacobina Mine produced at approximately 75% of operating capacity during the three months ending September 30, 2005 as part of the planned ramp up to full production. During the three months ended September 30, 2005, the mill at Jacobina processed approximately 300,000 tonnes with an average grade of 2.03 grams of gold per tonne resulting in the production of approximately 18,683 ounces of gold. The metallurgical recovery rate was 95.4%.

Increased Mineral Resource and Mineral Reserve Estimates

As a result of additional drill results and analysis, the Corporation has increased the mineral resource estimate at Morro Do Vento and increased by approximately 22% the mineral reserve estimate at the Jacobina Mine area.

The mineral resource and mineral reserve estimates provided herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Mineral Resource Estimates at Morro do Vento

The following table sets out the estimated mineral resource for Morro do Vento as at December 12, 2004.

Mineral Resource Estimates at Morro do Vento(1)(2)

	Tonnes	Grade	Ounces
Indicated Mineral Resources	5,790,000	2.18	406,000
Inferred Mineral Resources	2,470,000	2.42	192,000

Notes:

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2) The mineral resource estimates for Morro do Vento set out in the table above have been prepared by the Corporation and reviewed and confirmed by Mr. Terry Hennessey of Micon International Limited, who is an independent “qualified person” as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

General economic criteria have been applied to the mineral resource estimates in that resource blocks had to meet the average cash cost cut-off grade in order to remain in the published table of mineral resources. This was, in practice, approximately 1.3 to 1.5 grams of gold per tonne, depending on the deposit. Indicated resources are defined by diamond drill holes with a maximum spacing of 50 metres horizontal and 50 metres vertical. Where the drilling density is not as high, blocks may be classified as indicated if mined out stopes indicate continuity of structure and support grades estimated from adjacent drill holes. Inferred resources have been estimated where wide spaced drilling, surface geological data (including garimpos) and underground data indicates geological continuity. Inferred blocks are drilled by at least one drill hole. The mineral resource estimates have been prepared using the polygonal method. Jacobina’s production grade reconciliations have demonstrated that the mineral resource estimates prepared this way have predicted mining block grades with reasonable accuracy.

7

Mineral Reserve Estimates

The following table sets out the mineral reserve estimates at the Jacobina Mine and surrounding area as at August 1, 2005.

Mineral Reserve Estimates (1)

Area	Proven		Probable		Proven & Probable
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo (2)	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Morro do Vento (3)	Nil	Nil	3,586,000	2.09	3,586,000	2.09	241,000
Basal Reef (4)	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego (4)	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	16,009,000	2.13	17,964,000	2.11	1,221,000
Less: Production March to July 2005					341,980	2.08	22,869
Estimated Mineral Reserves as of August 1, 2005 (5)					17,620,000	2.11	1,200,000

Notes:

(1) Mineral Reserve Estimates as at August 1, 2005.

(2) The mineral reserve estimate for Joao Belo set out in the table above has been prepared by Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Corporation and Dr. Bill Pearson, P.Geo., the Vice President, Exploration of the Corporation, who are “qualified persons” under NI 43-101. Dated as of March 1, 2005.

(3)  The mineral reserve estimate for Morro do Vento set out in the table above has been prepared by Richard H. Adams of Devpro, who is an independent “qualified person” under NI 43-101.

(4)  The mineral reserve estimate for Basal Reef set out in the table above has been prepared by Mr. L. R. Hwozdyk of Dynatec Corporation, which was included in the Technical Report prepared by Tim Mann of SNC Lavalin Engineers & Constructors dated October 29, 2003. Both Mr. Hwozdyk and Mr. Mann are independent “qualified persons” under NI 43-101.

(5) Totals have been rounded.

The conversion rate of the new indicated mineral resource to mineral reserve is approximately 75%, which is comparable to the historical experience at the Jacobina Mine and to the conversion rate in the Feasibility Report on the Jacobina Gold Project, Brazil prepared by SNC Lavalin Engineers and Constructors dated October 2003 (the “SNC Feasibility Study”).

The key parameters used to determine the mineral reserve estimate include: mining recovery rate of 80%; gold price of US$350 per ounce; dilution of one metre on both the hanging wall and on the footwall at grades indicated by diamond drilling; mineral reserves were estimated using the polygonal method on vertical longitudinal sections; assay cutting factor of 30 grams of gold per tonne; and a block cut-off grade of 1.33 grams of gold per tonne.

Pre-feasibility Study Completed on Morro Do Vento Project

The Corporation engaged Devpro Mining Inc. (“Devpro”) to co-ordinate a pre-feasibility study in respect of Morro do Vento (the “Pre-Feasibility Study”). According to the Pre-Feasibility Study, mining at Morro do Vento is proposed to be by conventional long hole open stoping using top hammer long hole drills, 6.2 m3 load-haul dumps, and 35-tonne low profile haulage trucks. Geotechnical aspects of the mine design have been reviewed and interpreted so that ground conditions are expected to be good and no problems with ground stability are expected with respect to the current mine design. AMEC Americas Limited of Vancouver, British Columbia ("AMEC") estimates that the Morro do Vento mineralization will behave in a metallurgically similar way to the Joao Belo ore currently being processed at the Jacobina mill and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

Access to the Morro do Vento reefs is proposed to be via the 720-metre level adit, at the north end of the Morro do Vento area, which is approximately 200 metres from the crusher and accessed via the existing Jacobina

8

Mine haul road. Existing mine infrastructure, including mechanical shops, warehousing and staff facilities will be utilized to accommodate the Morro do Vento operation.

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:

•  Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.

•  Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.

•  Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.

•  In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.

•  Installation of a new carbon in pulp tails vibrating screen and sampler to handle the increased tailings capacity.

•  Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.

•  Installation of new process water distribution pumps to handle the increased water requirements.

•  Primary crushing, carbon in pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

The Corporation believes that it has all environmental licences required for the Morro do Vento operation. The existing freshwater supply and discharge water systems will be utilized, as well as the storm water drainage system. Closure costs associated with the Morro do Vento mine are considered to be included with the Jacobina Mine complex closure plan.

According to the Pre-Feasibility Study total capital costs relating to the Morro do Vento project are estimated to be approximately US$31.2 million. Mining capital costs include construction of surface haul roads, power lines, portal construction, underground mine development, and purchase of mine equipment. Capital cost estimates were based on engineering layouts, general arrangement drawings, quotations for equipment and current mine development and material costs from Jacobina Mine. The capital cost estimate does not include any provision for tailings management, sustaining capital or any credits from pre-production gold revenues. Gold produced from capital development in ore is expected to be approximately US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated by the Corporation to be US$5.8 million, to be incurred primarily in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

The overall intended accuracy of the capital cost estimate is ±25%. The estimates are based upon foreign currency exchange rates of US$1.00 = Cdn$1.25 and US$1.00 = 2.70 Reais (BRL).

SUMMARY OF CAPITAL COSTS
Item	Estimated Cost (US$)
Underground Mine	$10,537,000
Process Plant Upgrade	$8,707,000
Pre-production Development	$10,369,000
G & A	$239,000
Capitalized Processing Costs	$1,302,000
Sub-Total Capital Cost	$31,154,000
Pre-Production Gold Revenue	$13,970,000
Total Estimated New Capital Required	$17,184,000

9

An estimate regarding operating costs was developed from first principles and based on Brazilian currency. Labour costs were calculated based on current wage rates, payroll burdens and benefits. Material costs were based on current mine costs or recent supplier quotations with equipment and material sourced locally when possible. The operating cost estimate considers basic engineering layouts, general arrangement drawings, current maintenance contracts, equipment and material budgetary quotes, current wage rates and manpower loading. The Corporation has estimated that operating costs will average US$13.50 per tonne during full production. The cost estimate by the Corporation is intended to be consistent with an accuracy of ±25%. In the opinion of Devpro, the methodologies used in estimating the operating costs were sound.

According to the financial analysis included in the Pre-Feasibility Study, the average cash cost is estimated to be US$240.00 per ounce of gold during full production. Assuming a gold price of US$400 per ounce, no inflation, operating expenses averaging US$13.50 per tonne mined during full production, incremental milling costs of US$2.29 per tonne milled and a royalty of 1% of gross revenue, a mine life of 5.5 years is estimated based on the currently defined mineral resource estimate above the 800 metre level.

The following table summarized the key modeling parameters of the financial analysis included in the Pre-Feasibility Study.

SUMMARY OF FINANCIAL ANALYSIS
Activity	Estimate Project Totals
Ore milled (tonnes)	3,586,000
Recovered Gold (ounces)	229,000
Revenue (000)	US$91,606
Capital expenditure (000)	US$31,154
Sustaining capital (000)	US$5,787
Expenses (000)	US$42,089
Project net present value at 5% (000)	US$8,400

The following table illustrates the net present value sensitivity to fluctuations in the price of gold various discount rates. The base case is indicated by bold font in the table below.

SENSITIVITY ANALYSIS OF NPV TO GOLD PRICES AT VARIOUS DISCOUNT RATES

Gold Price	US$375	US$400	US$425
IRR	12%	20%	28%
NPV at 0%	US$7,798,837	US$13,409,700	US$19,020,563
NPV at 5%	US$3,839,748	US$8,445,997	US$13,052,245
NPV at 8%	US$2,017,564	US$6,136,379	US$10,255,193

Devpro co-ordinated the preparation of the Pre-Feasibility Study. Mr. Terrence Hennessey, P.Geo. of Micon International Limited reviewed the geological aspects of the study and the mineral resource estimates. Mr. Richard H. Adams, P.Eng. of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mining capital and operating cost estimates. Mr. Joe Milbourne, Fellow of AUSIMM, of AMEC directed a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and MLF Geotecnica Mechanica de Rochas Ltda reviewed the geo-mechanical aspects of the project with respect to ground stability. The individuals cited above are all independent “qualified persons” as defined under NI 43-101.

2005 Exploration Program

The Corporation’s 2005 exploration program is nearing completion. In 2005, the Corporation has completed 127 holes totalling 24,462 metres of diamond drilling to test the Canavieiras and Morro do Vento

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Extension target areas in the Jacobina Mine area and the northern Bahia Gold Belt, which is approximately 50 kilometres north of the town of Jacobina.

At Canavieiras, the Corporation has completed 54 holes totalling 7,095 metres. Two step out holes, collared 230 metres and 170 metres from the old mine workings at Canavieiras, respectively, have extended the known strike length of the mineralized zone to 700 metres from the previously reported 400 metres. The step out hole that was collared 230 metres south of the old Canavieiras mine workings contains three gold mineralized reefs, which the Corporation believes are the southern continuation of the same mineralized stratigraphy in the old Canavieiras mine area. The Corporation has rehabilitated the No. 6 adit, located 230 metres south of the old workings to enable further drilling from underground in this area. With the exception of these two step out holes, drilling tested primarily the southeastern extension of the mineralized reef package near and below the old mine workings. This zone is open along strike to the south and to the east. Interpretation of all available drilling and geological data for Canavieiras is continuing to develop an accurate 3-D model that will facilitate further exploration and form the basis for future mineral resource estimates. Currently, there are two underground drill rigs and one surface rig working at Canavieiras. Dr. Bill Pearson, P.Geo., the Vice President, Exploration of the Corporation, is the qualified person under NI 43-101 who is responsible for the scientific and technical work on the exploration program.

March 2005 Bought Deal Financing

On March 22, 2005, the Corporation completed a bought deal financing pursuant to which it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant had identical terms as the Warrants to be issued pursuant to this Offering.

Currency Protection Agreement

On March 3, 2005, the Corporation entered into an agreement with BankBoston to purchase an average of 3 million Brazilian Real monthly in 2006 at a price of US$1 million. The amount hedged under this agreement represents approximately 75% of the projected 2006 operating costs of the Jacobina Mine and the exchange rate under the agreement is in line with the exchange rate assumptions used in the SNC Feasibility Study.

Changes to Management and Board

Mike Hoffman, P.Eng, was appointed the Vice President, Strategic Development of the Corporation effective September 19, 2005.

Change of Year End

As of February 27, 2004, the Corporation changed its financial year end from August 31 to December 31 to coincide with the year end of its subsidiary Jacobina Mineragao e Comercio Ltda. Under Brazilian law, Jacobina Mineragao e Comercio is required to have a year end of December 31. The Corporation believed that it would be more cost efficient and in the best interests of the Corporation and its shareholders for both companies to have the same financial year end. The Corporation implemented this change by having a transition financial year of 16 months, the last day of which was December 31, 2004.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of November 30, 2005 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on December 15, 2005, or such other date as may be agreed upon by the Corporation and the Underwriters (the “Closing Date”) but in any event no later than December 30, 2005, all but not less than all of the 12,000,000 Units offered hereby at the Offering Price, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. In addition, the Underwriters have the option to purchase up to an additional 4,000,000 Units at the Offering Price at any time prior to the closing of the Offering. The Corporation has agreed to pay the Underwriters a fee of $0.15 per Unit for their services in

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connection with the distribution of the Units offered by this Prospectus. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this prospectus and the Common Shares issuable upon exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before February 26, 2006. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture (as defined below).

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.50 at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008 at which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

The Units, the Common Shares and Warrants comprising the Units, and the Common Shares underlying the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered, exercised or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. Each Underwriter has agreed that, except in accordance with the terms of an applicable exemption as described in the Underwriting Agreement, it will not offer or sell any of the Units within the United States or its territories or possessions or to or for the account or benefit of any U.S. person. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. In addition, until 40 days after the commencement of this offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of their Units, if any of the Units are purchased under the Underwriting Agreement.

Pursuant to the policies of the Ontario Securities Commission and the Autorit6 des march6s financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which there were 87,788,887 issued and outstanding as of December 6, 2005. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis

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such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued in registered form under and be governed by the terms of a warrant indenture (the “Warrant Indenture”) dated November 20, 2003, as supplemented, between the Corporation and Equity Transfer Services Inc., as warrant agent thereunder (the “Warrant Agent”). The Corporation has appointed the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder to purchase one Common Share at a price of $2.50. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Corporation is entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors’, officers’ or employee stock options granted under the Corporation’s stock option plans);

(ii) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other

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shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to holders of Common Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm’s length and are not affiliated with the Corporation; (ii) are not “financial institutions” as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not “specified financial institutions” as defined in the Tax Act; and (iv) hold their Common Shares and Warrants as capital property. Such securities will generally be “capital property” to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares and Warrants will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial,

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territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a “Canadian Holder”) of Common Shares and Warrants who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act.

Acquisition of Common Shares and Warrants

The total purchase price of a Unit to a Canadian Holder must be allocated on a reasonable basis between the Common Share and the one-quarter of one Warrant to determine the cost of each for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $2.30 of the issue price of each Unit as consideration for the issue of each Common Share and $0.20 of the issue price of each Unit for the issue of each one-quarter of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA. The Canadian Holder’s adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder.

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Canadian Holder’s cost of the Common Share acquired thereby will be the aggregate of the Canadian Holder’s adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Canadian Holder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Canadian Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Warrants. In the event of the expiry of an unexercised Warrant, the Canadian Holder will realize a capital loss equal to the Canadian Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder’s income. In the case of an individual Canadian Holder, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends paid by the Corporation on the Common Shares would qualify as “eligible dividends” under these proposals. Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33-1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

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Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share or Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security, as applicable, to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares or Warrants and who do not use or hold the Common Shares and/or Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention (“U.S. Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Common Shares or Warrants provided such securities do not constitute “taxable Canadian property”. Common Shares and Warrants will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and provided that at no time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Corporation. Common Shares and Warrants may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act. A U.S. Holder’s

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capital gain (or capital loss) in respect of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not ‘‘treaty-protected property’’) will generally be computed in the manner described above under ‘‘Holders Resident in Canada — Capital Gains and Losses’’.

Even if the Common Shares or Warrants are taxable Canadian property to a U.S. Holder, a taxable capital gain resulting from the disposition of such securities will not be included in computing the U.S. Holder’s income for the purposes of the Tax Act if the securities constitute ‘‘treaty-protected property’’. Common Shares and Warrants owned by a U.S. Holder will generally be treaty-protected property provided the value of the Corporations shares is not derived principally (more than 50%) from real property situated in Canada.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ fee and estimated offering expenses, including expenses relating to the preparation and filing of this short form prospectus, are estimated to be approximately $37,100,000 (assuming that the Underwriters’ Option is exercised in full).

The net proceeds of the Offering are intended to be used by the Corporation as to US$20 million to finance construction and development of Morro do Vento, as to US$5 to US$10 million to finance a pre-feasibility study and other development work on the Canavieras project and the balance for working capital purposes. The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation’s cash and equivalents and consolidated capitalization as at September 30, 2005 and December 31, 2004 on an actual basis and as at September 30, 2005 on an adjusted basis to give effect to the Offering (assuming that the Over-Allotment Option is exercised in full). This information should be read in connection with the Corporation’s financial statements and related notes thereto incorporated by reference in this short form prospectus.

	As at December 31, 2004 (1) (3)	As at September 30, 2005 (2) (3)	As at September 30, 2005 after giving effect to the Offering (2) (3) (4) (5)
		(unaudited)
Cash	$21,356	$11,294	$48,394
Long-term debt	$314	$2,496	$2,496
Shareholders’ equity: Common Shares	$62,646	$88,579	$124,879
Warrants	(73,175,929 Common Shares) $9,758	(87,578,894 Common Shares) $13,420	(103,578,894 Common Shares) $14,220
	(14,809,681 Warrants)	(15,961,308 Warrants)	(19,961,308 Warrants)
Contributed Surplus	$5,024	$7,558	$7,558
Deficit	$17,728	$24,586	$24,586
Total Shareholders’ Equity	$59,700	$84,971	$122,071

Notes:

(1)  Dollar amounts correspond with those set forth in the audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2004.

(2)  Dollar amounts correspond with those set forth in the unaudited consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2005.

(3)  All dollar amounts in the table and the notes are expressed in thousands of Canadian dollars.

(4)  After deducting the Underwriters’ fee and the estimated expenses of the Offering.

(5)  Assuming that the Underwriters’ Option is exercised in full.

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RISK FACTORS

An investment in the Units involves significant risks, which should be carefully considered by prospective investors before purchasing Units. Prospective investors should consider the following risks.

Nature of Mining, Mineral Exploration and Development

The Corporation’s mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include equipment malfunctions or required upgrades, environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, destruction of, or the need to incur significant costs with respect to, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Further, in connection with the expansion of its mining operations, the Corporation is reviewing various alternatives that may have a significant impact on its projected capital and operating expenditures. In particular, the Corporation may incur significant additional capital costs relating to possible upgrades to the crushing facilities at the Jacobina Mine.

Gold Price

The principal business of the Corporation is the production of gold. Desert Sun’s future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Corporation’s control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. If as a result of a sustained decline in gold prices, revenues from gold sales fall below cash operating costs, the feasibility of continuing operations would be re-evaluated and if warranted, could be discontinued. The Corporation does not enter into gold price hedging programs.

Currency Fluctuations

The Corporation holds cash reserves in both Canadian and United States dollars and in Brazilian Reais (R$). By virtue of its international operations, the Corporation incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially and accordingly, could significantly impact the results of operations. The Corporation’s future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Reais exchange rate as substantially all revenues will be earned in United States dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures are expected to be incurred in Brazilian Reais.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Reais for monthly delivery in the equivalent of US$1 million per month beginning January 2006 at an exchange rate averaging R$3.0:US$1 for 2006. The Corporation is monitoring the exchange rate between the Brazilian Real and the United States dollar closely and may enter into further contracts for 2007 at an opportune time.

The appreciation of the Brazilian Reais against the United States dollar continues to be largely dependent on high interest rates in Brazil, which are attracting significant inflows of foreign capital.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Corporation’s control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Corporation’s financial position and results of operation.

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Risk of Contingent Liabilities

Desert Sun owns 100% of Jacobina Mineragao e Comercio Ltda. (“JMC”), the Brazilian company that holds the mining and exploration licences to the Jacobina Mine area, fixed property, and associated plant and equipment. Pursuant to the agreement under which the Corporation acquired JMC, Valencia Ventures Inc. (“Valencia”) provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. An amount of $4.4 million has been accrued as at September 30, 2005 for all known or anticipated future obligations. An estimate of the possible future settlements relating to silicosis claims is between $6 and $9 million. Although Valencia has indemnified the Corporation with respect to such claims, there is no guarantee that Valencia will cover such liabilities or that the Corporation could enforce the guarantee that Valencia has provided.

Environmental and Other Regulatory Requirements

Desert Sun’s activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Desert Sun’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that such laws and regulations would not have an adverse effect on any mining project that Desert Sun may undertake. Desert Sun believes that it is in substantial compliance with all material laws and regulations that currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Desert Sun and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or

19

other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun’s securities.

Competition

Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividends

All of Desert Sun’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of Desert Sun’s assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against Desert Sun’s assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Corporation.

Conflicts Of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties

20

thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular Corporation will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Corporation making the assignment. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti, the Chairman of the Corporation, is also a director and former officer of Valencia Ventures Inc. (“VVI”) (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Corporation acquired the Jacobina property. At the time that Desert Sun and VVI entered into the agreement that entitled Desert Sun to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of Desert Sun. At the time that VVI granted Desert Sun the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

INTEREST OF EXPERTS

The qualified persons identified herein hold interests in the Corporation that in the aggregate represent less than one percent of the Corporation’s outstanding securities and no qualified person has an interest in the property of the Corporation or its associates or affiliates, nor does any qualified person expect to receive or acquire such interests.

LEGAL MATTERS

Certain legal matters in connection with the distribution of the Units pursuant to this short form prospectus will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As at December 6, 2005, partners and associates of Cassels Brock & Blackwell LLP, as a group, and partners and associates of Heenan Blaikie LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation or of any associated party or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are McGovern, Hurley, Cunningham LLP, Toronto, Ontario.

The transfer agent and registrar for the Common Shares, and the warrant agent for the Warrants, is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

21

AUDITORS’ CONSENT

We have read the Short Form Prospectus of the Corporation dated December 7, 2005 relating to the issue of 12,000,000 Units consisting of 12,000,000 Common Shares and 3,000,000 Common Share Purchase Warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Short Form Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and August 31, 2003 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for each of the periods ended December 31, 2004, and August 31, 2003. Our report is dated February 22, 2005 except for note 17 which is at March 4, 2005.

“McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

Toronto, Ontario

December 7, 2005

CERTIFICATE OF THE CORPORATION

Dated: December 7, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

(Signed) BRUCE HUMPHREY

PRESIDENT AND CHIEF EXECUTIVE

(Signed) STEPHEN WOODHEAD

CHIEF FINANCIAL OFFICER OFFICER

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) STAN BHARTI

DIRECTOR

(Signed) NANCY MCINERNEY-LACOMBE

DIRECTOR

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: December 7, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Quebec, to the best of our knowledge, information and belief, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

SPROTT SECURITIES INC.

By: (Signed) W. JEFFREY KENNEDY

CIBC WORLD MARKETS INC.

By: (Signed) RICHARD G. MCCREARY

CANACCORD CAPITAL CORPORATION

GMP SECURITIES L.P.

By: (Signed) CRAIG G. H. WARREN

By: (Signed) MARK WELLINGS

PACIFIC INTERNATIONAL SECURITIES INC.

SALMAN PARTNERS INC.

By: (Signed) JAMES P. DEFER

By: (Signed) TERRANCE K. SALMAN

C-2

FILED BY SEDAR

December 7th , 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: **Desert Sun Mining Corp.**
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7th , 2005 (the "Prospectus")

Pursuant to Section 10.4 of National Instrument 44-101 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of MLF Geotecnia e Mecanica de Rochas Ltda., to the filing of the report entitled "Morro do Vento Mine Project, Bahia, Brazil", dated August 2005 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

We hereby confirm that we have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
MLF- GEOTECNIA E MECANICA DE ROCHAS LTDA.
Per:

(signed) Mauri Lopes Ferreira

FILED BY SEDAR

December 7, 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7, 2005 (the "Prospectus")

Pursuant to Section 10.4 of National Instrument 44-101 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of AMEC Americas Limited, to the filing of the report entitled "Morro do Vento Mine Project, Bahia, Brazil", dated August 2005 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

We hereby confirm that we have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
AMEC Americas Limited
Per:

Joseph C. Milbourne

Joseph C. Milbourne FAusIMM

micon INTERNATIONAL LIMITED | mineral industry consultants

FILED BY SEDAR

December 7, 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7, 2005 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101, this letter is being filed as the consent of Micon International Limited to being named in the Prospectus and to the inclusion of reference to the following reports (collectively, the "Reports") in the Prospectus:

- A Review of the Exploration Potential of, and Proposed Exploration Program for, the Jacobina Property, Bahia State, Brazil, dated September 2002;
- A Review of the Proposed Phase II Exploration Program for the Jacobina Property, Bahia State, Brazil, dated August 2003; and
- A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil, dated August 2003.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or are within our knowledge as a result of the services performed by us in connection with the Reports.

Sincerely,

MICON INTERNATIONAL LIMITED
Per:

B. Terrence Hennessey, P.Geo, MAusIMM
Vice President

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

micon INTERNATIONAL LIMITED | mineral industry consultants

FILED BY SEDAR

December 7, 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: **Desert Sun Mining Corp.**
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7, 2005 (the "Prospectus")

Pursuant to Section 10.4 of National Instrument 44-101 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of B. Terrence Hennessey of Micon International Limited to the filing of the following reports:

- A Review of the Proposed Phase II Exploration Program for the Jacobina Property, Bahia State, Brazil, dated May 2003;
- A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil, dated August 2003;
- A Review of the Exploration Potential of, and Proposed Exploration Program for, the Jacobina Property, Bahia State, Brazil, dated September 2002; and
- Morro do Vento Mine Project, Bahia Brazil, Pre-Feasibility Study Report dated August 2005,

(collectively, the "Reports")

in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Reports and of extracts from or a summary of the Reports in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Reports and of extracts from or a summary of the Reports contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that is within my knowledge as a result of the services performed in connection with the Report.

Sincerely,

B. Terrence Hennessey, P.Geo, MAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Devpro Mining Inc.
127 Boland Ave. Sudbury, ON.

FILED BY SEDAR

December 7th , 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7th , 2005 (the "Prospectus")

Pursuant to Section 10.4 of National Instrument 44-101 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Richard Adams, P. Eng. of Devpro Mining Inc., to the filing of the report entitled "Morro do Vento Mine Project, Bahia, Brazil", dated August 2005 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that that is within my knowledge as a result of the services performed in connection with the Report.

Sincerely,

R. Adams

Richard Adams, P.Eng.

Devpro Mining Inc.
127 Boland Ave. Sudbury, ON.

FILED BY SEDAR

December 7th , 2005

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp.
Filing under the Mutual Reliance Review System
Final Prospectus dated December 7th , 2005 (the "Prospectus")

Pursuant to Section 10.4 of National Instrument 44-101 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Richard Adams, P. Eng. of Devpro Mining Inc., to the filing of the report entitled "Morro do Vento Mine Project, Bahia, Brazil", dated August 2005 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that that is within my knowledge as a result of the services performed in connection with the Report.

Sincerely,

R. Adams

Richard Adams, P.Eng.

CASSELS BROCK
LAWYERS

jvettese@casselsbrock.com
Writer's Direct Line: (416) 869-5336
Direct Fax: (416) 350-6930
Our File No: 33586-1

December 7, 2005

FILED BY SEDAR
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorites des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: DESERT SUN MINING CORP. (the "Corporation")
Final Short Form Prospectus dated December 7, 2005

We refer to the (final) short form prospectus (the "Prospectus") dated December 7, 2005 of Desert Sun Mining Corp.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Legal Matters" in the Prospectus and consent to the use of our firm name and the reference to our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection therewith.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,
"Cassels Brock & Blackwell LLP"

Legal*1886709.1

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

Heenan Blaikie

December 7, 2005

Of Counsel
The Right Honourable Pierre Elliott Trudeau, P.C., Q.C. (1984-2000) †
The Right Honourable Jean Chrétien, P.C., Q.C.
The Honourable Donald J. Johnston, P.C., Q.C. (1974-1996)
Pierre Marc Johnson, F.S.R.C.
The Honourable John W. Morden
André Bureau, O.C.
Pierre C. Lemoine

FILED VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Division Department, Newfoundland and Labrador
Nova Scotia Securities Commission
Department of Community Affairs & Attorney General, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Desert Sun Mining Corp. (the "Company"), dated December 7, 2005

We refer to the final short form prospectus (the "Prospectus") of the Company dated December 7, 2005 relating to offering of units of the Company (the "Offering").

As legal counsel to the underwriters named in the Prospectus, we hereby consent to the reference to our firm's name on the face page and under the headings "Interest of Experts" and "Legal Matters", and to the use of our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

T 416 360.6336
F 416 360.8425

P.O. Box 185, Suite 2600
200 Bay Street
South Tower, Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J4

www.heenanblaikie.com

We have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is solely the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours very truly,

"Heenan Blaikie LLP"

Heenan Blaikie LLP Lawyers | Patent and Trade-mark Agents
Toronto Montreal Vancouver Calgary Ottawa Quebec Sherbrooke Trois-Rivières Kelowna

MHC McGovern, Hurley, Cunningham, LLP
Chartered Accountants

December 7, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Desert Sun Mining Corp. (the "Company")

We are the auditors of the Company and under date of February 22, except for note 17 which was at March 4, 2005, we reported on the following consolidated financial statements of the Company incorporated by reference in the short form prospectus relating to the sale and issue of 12,000,000 units consisting of 12,000,000 common shares and 3,000,000 common share purchase warrants of the Company:

- Consolidated balance sheets as at December 31, 2004 and August 31, 2003;
- Consolidated statements of shareholders' equity, operations and deficit and cash flows periods ended December 31, 2004 and August 31, 2003.

The short-form prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Company:

- Consolidated balance sheet as at September 30, 2005;
- Consolidated statements of shareholders' equity, operations and deficit and cash flows for the three-month and nine-month periods ended September 30, 2005.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2004. Although we have performed an audit for the year ended December 31, 2004, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2004 and for the period then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to December 31, 2004.

We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at September 30, 2005 and for the three-month and nine-month periods then ended. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DESERT SUN MINING CORP.

Tel: 416-861-0341 Fax: 416-861-8165

www.desertsunmining.com

Press Release 30 – 2005

TSX: DSM
AMEX: DEZ

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

December 12, 2005

Desert Sun Mining's Peter Tagliamonte wins Mining Magazine's "Mine Manager of the Year" Award

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) is pleased to announce that Peter Tagliamonte, P. Eng., Vice President and Chief Operating Officer was chosen by a committee of his peers to receive Mining Magazine's "Mine Manager of the Year" award. Desert Sun's outstanding performance in bringing back into production the Jacobina Mine in Bahia, Brazil earned Mr. Tagliamonte the recognition of his peers in the international mining community. Mr. Tagliamonte accepted the award at the *"Mines and Money Conference"* held in London, England in late November.

"The dedication and leadership Peter has shown in bringing the Jacobina gold mine back into production in one year is commendable and we are very pleased that he has been awarded this honour," commented Bruce Humphrey, P. Eng., President and CEO of Desert Sun Mining. "Peter and his team have been instrumental in ensuring a smooth start up for the Jacobina Mine and making it the largest underground mine in Brazil."

"It is truly rewarding to receive recognition for the great work our team has done to make the Jacobina Mine a tremendous success," stated Peter Tagliamonte. "It is an honour for all of us to be recognized by the mining industry as a world class team. We are now focused on growing our company by opening new mines on this property and keeping the current mines operating efficiently."

Since the beginning of this project in early 2004, the Jacobina Mine has made significant progress in development and early production as well as community involvement:

- More than seven kilometers of 5.5 metre x 5.0 metre underground development has been completed;
- A complete heavy equipment maintenance facility has been constructed;
- 850,000 tonnes of ore has been delivered to the mill;
- The pre-existing milling facility has been completely refurbished with the installation of a new leaching system, new carbon-in-pulp circuit, regeneration plant and refinery complex;
- Over 500 new employees have been hired and trained
- Desert Sun has integrated into the community through both the sponsorship of community events and contributions to community health and education services.

Peter Tagliamonte is part of the senior Desert Sun management team focused on efficiently building and operating new mines. Mr. Tagliamonte was born and raised in the Northern Canadian mining centre of Noranda, Quebec. He graduated from Laurentian University in Sudbury with a Mining Engineering degree and earned an MBA at the Richard Ivy School of Business at the University of Western Ontario. During his career, Mr. Tagliamonte has worked throughout Northern Ontario and Quebec as well as in the United States, Africa and South America. He currently works and lives in Brazil with his wife and 2-year-old son.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are now

DESERT SUN MINING CORP.

Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 31 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TORONTO STOCK EXCHANGE
SYMBOL: DSM

AMERICAN STOCK EXCHANGE
SYMBOL: DEZ

December 15, 2005

DESERT SUN COMPLETES $40 MILLION BOUGHT DEAL

DESERT SUN MINING CORP. (TSX: DSM, AMEX: DEZ) has completed its previously announced bought deal financing pursuant to which, as a result of the underwriters exercising their over-allotment option in full, it raised $40 million through the issuance of 16,000,000 units at a price of $2.50 per unit. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants will trade on the Toronto Stock Exchange under the symbol "DSM.WT". The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., Canaccord Capital Corporation, GMP Securities L.P., Pacific International Securities Inc. and Salman Partners Inc. Proceeds from the offering will be used by the Corporation as to US$20 million to finance construction and development of the Morro de Vento project, as to US$5 to US$10 million to finance a pre-feasibility study and other development work on the Canavieras project and the balance for working capital purposes.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are now 17,620,000 tonnes at 2.11 g Au/t containing 1,200,000 ounces of gold. As a result of Desert Sun's exploration programs to date, measured and indicated mineral resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold. The mineral reserves are included within the measured and indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES

DESERT SUN MINING CORP.

Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 31 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TORONTO STOCK EXCHANGE
SYMBOL: DSM

December 20, 2005

DESERT SUN INCREASES MEASURED & INDICATED RESOURCES TO 2.3 MILLION OZ OF GOLD AND INFERRED RESOURCES TO 3 MILLION OZ AT JACOBINA

- Deep drilling at Jacobina Mine confirms depth extent

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has completed an updated mineral resource estimate incorporating new drilling results for all zones at its Jacobina Mine on the Bahia Gold Belt in northeastern Brazil. This provides a final statement of updated mineral resources as at December 15, 2005 as shown in Table 1 below. (Figure 1 shows the location of the major zones).

Measured and Indicated mineral resources for all zones at Jacobina now total 27,900,000 tonnes grading 2.57g Au/t containing 2,311,000 ounces of gold. This is a significant increase of 261,000 ounces of gold compared to the December 2004 measured and indicated resource of 24,800,000 tonnes grading 2.53g Au/t containing 2,050,000 ounces of gold. Since the August 2003 resource estimate that formed the basis for the SNC-Lavalin feasibility study, exploration and development work by Desert Sun has increased Measured and Indicated mineral resources by 949,000 ounces of gold at an average discovery cost of approximately US$10 per ounce. At the Jacobina Mine, drilling and development has outlined sufficient new measured and indicated resources to replace 2005 production.

Additionally, Inferred mineral resources in all zones now total 33,600,000 tonnes grading 2.80g Au/t containing 3,029,000 ounces of gold. This a substantial addition of 1,129,000 ounces of gold compared to the December 2004 inferred mineral resource of 22,200,000 tonnes grading 2.61g Au/t containing 1,900,000 ounces of gold. This increase reflects major additions at the Jacobina Mine (João Belo zone) where inferred mineral resources now total 14,430,000 tonnes grading 2.66g Au/t containing 1,235,000 ounces of gold compared to the December 2004 inferred resource of 5,300,000 grading 2.33g Au/t containing 390,000 ounces of gold. The Inferred mineral resource at Canavieiras now totals 6,900,000 tonnes grading 3.29 g Au/t containing 730,000 ounces compared to the December 2004 Inferred mineral resource of 3,700,000 tonnes grading 2.41g Au/t containing 290,000 ounces of gold, an increase of 440,000 ounces.

"This increase in resources is significant in terms of Desert Sun's future growth prospects," commented Mr. Bruce Humphrey, P.Eng., President and CEO. "Based on historical and recent experience, Desert Sun has a proven track record of successfully converting about 75% of Inferred resources into Indicated resources by further drilling. Based on our operating experience, the conversion rate of Measured and Indicated resources to Proven and Probable reserves is typically about 75%. Desert Sun mine staff is currently completing an updated mineral reserve estimate incorporating the new Measured and Indicated mineral resource at the Jacobina Mine (João Belo Zone). In addition, pre-feasibility studies will be initiated in early 2006 on the new indicated resources at the Canavieiras and Morro do Vento Extension zones. We anticipate an increase in overall reserves, further supporting our plans for production expansion."

"The 2005 drilling program was very successful in not only outlining additional indicated mineral resources but also substantially expanding inferred mineral resources so that the total inferred resource is now greater than in August 2003," commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. "Since 2003, exploration has outlined five development projects at Jacobina (João Belo II extension, Morro do Vento, Serra do Córrego, Canavieiras and Morro do Vento Extension.) The focus in the 2006 exploration program will be to continue to identify new mineral deposits in the Bahia Gold Belt and to further expand inferred mineral resources."

The updated resource estimate has been reviewed and confirmed by B. Terrence Hennessey, P.Geo. of Micon International Limited. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101, visited the site from December 6 to December 9, 2005. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey and the March 2005 report prepared by Dr. Bill Pearson, P.Geo. and Peter Tagliamonte, P.Eng. of Desert Sun, both of which are filed on SEDAR.

Results of Deep Drilling at Jacobina Mine
"Also important to our future growth are the results of the two deep holes we have completed at the Jacobina Mine," commented Dr. Pearson. "These results confirm that the main (LMPC) reef we are currently mining extends down to a depth of 455 metres below the main haulage level (670 level) and is still open at depth as well as along strike. One hole also had a significant intersection in the FW (footwall) reef (see also press release November 21, 2005)."

Significant results from the two holes are summarized in Table 2 and are as follows:

- **2.77g Au/t over 9.4m true width in the main (LMPC) reef and 2.64 g Au/t over 4.3m true width in the FW reef in hole JBA-370**
- **4.24g Au/t over 7.3m true width in the main (LMPC) reef in hole JBA-418, 300m south of JBA-370**

The results from these holes have been incorporated in the updated resource estimated as outline above.

Assaying for the 2005 drilling program, including the deep drilling at the Jacobina Mine, was carried out by SGS Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying was routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the geoscientific and technical work on the program.

Assaying for the underground drilling and channel sampling program at the Jacobina Mine (João Belo Zone) was carried out at the mine site laboratory which is an independent laboratory operated for the Jacobina mine by SGS Lakefield Geosol, using fire assay on 50 gram pulps. Blanks, duplicates and independent standard reference samples are inserted at regular intervals into each batch of analyses. The mine laboratory uses the full SGS QA/QC protocols and participates in regular intra-laboratory checks. Security is maintained at the core logging and sampling facility. Peter Tagliamonte, P.Eng., is the Qualified Person as defined under National Instrument 43-101 responsible for all mining and engineering work at the Jacobina Mine. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the geoscientific and technical work.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area

Table 1				
Summary of Mineral Resources				
Updated by Desert Sun Mining as at December 16, 2005[1]				
Category	**Mine**	**Tonnes**	**Grade (g/t Au)**	**Contained Gold (ounces)**
Measured	João Belo	3,100,000	2.35	234,000
	Morro do Vento - Basal/Main	210,000	5.77	39,000
	Morro do Vento Ext. – Basal/ Main	40,000	5.34	7,000
	Canavieiras	60,000	6.73	13,000
	Serra do Córrego	10,000	7.50	2,000
	Subtotal	**3,400,000**	**2.68**	**295,000**
Indicated	João Belo	10,570,000	2.29	780,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,010,000	4.83	157,000
	Morro do Vento Ext - Basal/Main	3,530,000	2.87	325,000
	Canavieiras	1,930,000	3.45	214,000
	Serra do Córrego	910,000	2.39	70,000
	Joao Belo Sul	770,000	2.55	63,000
	Subtotal	**24,500,000**	**2.56**	**2,016,000**
Total Measured and Indicated	João Belo	13,670,000	2.31	1,015,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,220,000	4.99	195,000
	Morro do Vento Ext - Basal/Main	3,560,000	2.89	332,000
	Canavieiras	1,990,000	3.54	227,000
	Serra do Córrego	920,000	2.44	72,000
	Joao Belo Sul	770,000	2.55	63,000
	Total	**27,900,000**	**2.57**	**2,311,000**
Inferred[2]	João Belo	14,430,000	2.66	1,235,000
	Morro do Vento-Intermediate	2,460,000	2.42	191,000
	Morro do Vento - Basal/Main	1,920,000	3.78	233,000
	Canavieiras	6,900,000	3.29	730,000
	Serra do Córrego	1,350,000	3.51	152,000
	Joao Belo Sul	3,890,000	1.67	209,000
	Other Areas	2,680,000	3.23	279,000
	Total	**33,600,000**	**2.80**	**3,029,000**
[1]Totals have been rounded				
[2] There are no inferred resources at Morro do Vento Ext. - Basal/Main as the target has been completely drilled off

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: January 28, 2006	Signed: /s/ Tony Wonnacott Tony Wonnacott, Corporate Secretary